United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2018

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	1
Signature Page	8

INTERNAL RULES OF THE

PERSONNEL COMMITTEE

The Board of Directors of Vale S.A. (“Vale” or the “Company”), in exercise of its powers, approved the Internal Rules of the Personnel Committee (“Committee”), to govern its composition and workings, as well as the relationship between the Committee and the Company’s other bodies, under Section II, of Chapter IV of Vale’s By-Laws, as follows:

CHAPTER I – MISSION

1.1                               The mission of Vale’s Personnel Committee is to advise Vale’s Board of Directors, including by proposing improvements related to its area of work, in order to increase the efficiency and quality of the decisions of this collective body and ensure that the Company’s operations are conducted in conformity with law, ethics and internal controls.

CHAPTER II - COMPOSITION AND COMPENSATION

2.1                               The Advisory Committee shall be formed by the Board of Directors and shall comprise three (3) to five (5) members, two of which shall necessarily be principal members of the Board of Directors and the others shall be appointed from among the principal or alternate members of such body, or an independent professional as set forth in item 2.3. The exact number of members shall be defined by the Board of Directors at the meeting for their appointment.

2.2                               The members of the Committee must have proven experience and technical skills in relation to matters that are the Committee’s responsibility.

2.3                               The Board of Directors may appoint an independent professional, provided that he or she has proven experience in management or consulting in Human Relations and the limit of up to five (5) members is observed.

2.3.1                     For purposes of these Internal Rules, a professional shall be considered independent if he or she:

(i)                                    Has no current link to Vale, except for the position as member of the Committee or any non-material shareholding in Vale’s capital or investment in bonds issued by the Company, without being financially dependent on compensation from Vale;

(ii)                                 Has not been an employee or administrator of the Company (or of its subsidiaries) or of its direct or indirect controlling shareholders, or a representative of any direct or indirect controlling shareholder for, at least, three (3) years;

(iii)                              Does not provide, purchase or offer (trade), directly or indirectly, services and/or products to the Company on a scale that is material for the member of the Committee or for the Company;

(iv)                             Is not linked to the controlling shareholder, member of the controlling group or of another group with material shareholding, the spouse or relative up to the second degree of the foregoing, or connected to entities related to the controllers;

(v)                                Is not a spouse or relative up to the second degree of any officer or manager of Vale;

(vi)                             Has not been a partner, in the past three (3) years, of an auditing firm that audits or has audited Vale in this same period; and

(vii)                          Is not the member of a non-profit entity that receives significant financial funds from Vale or from its related parties.

2.4                               The overall amount of compensation of the Committee members shall be established annually by the Board of Directors, upon distribution of the annual budget set by the shareholders’ general meeting of the Company, and those members who are administrators of Vale shall not be entitled to additional compensation for participating on the Committee.

2.5                               The members of the Committee shall be compensated, observing the provisions of the previous item, and such amount does not include reimbursable expenses for transportation, food and lodging necessary to perform their duties.

CHAPTER III - TERM OF OFFICE

3.1                               The term of office for members of the Committee shall begin as of their nomination by Vale’s Board of Directors, and shall continue until (i) the end of the term of office of the members of Vale’s Board of Directors, and in this case, the rule contained in Law No. 6,404/1976, article 150, §4, with respect to extending the term of office of administrators, shall not apply, or (ii) their removal by the Board of Directors, or resignation, which may occur at any time.

3.2                               Upon expiration of the term of office of members of the Committee, they may be reappointed through a new nomination by the Board of Directors.

3.3                               The Committee will have a Coordinator chosen by Vale’s Board of Directors, from among its principal members, and in case of his or her absence, the Coordinator shall be responsible for appointing his or her replacement from among the other members and the respective replacement period.

3.3.1                    If the Coordinator does not exercise the prerogative referred to above, the other members shall be responsible for appointing among those present at the meeting that who shall take the role of Coordinator of the Committee.

3.4                               The members of the Committee shall not have alternates.

3.5                               Should there be a vacancy or removal of any member of the Committee by the Board of Directors, the Board shall nominate the replacement member to complete the remaining term of office of the replaced member.

CHAPTER IV - RESPONSIBILITIES

4.1                               The Personnel Committee shall be responsible for:

(i)                                    evaluating the company’s human resources general policies as submitted by the Executive Board to the Board of Directors;

(ii)                                 evaluating the adjustment of the compensation model of members of the Executive Board and the proposal for the distribution of the annual overall budget for the compensation of the administrators;

(iii)                              aiding the Board of Directors in setting and monitoring goals for the performance evaluation of the Executive Board and other leaders who report directly to the Chief Executive Officer;

(iv)                             aiding the Board of Directors in the disciplinary treatment of confirmed allegations involving members of the Executive Board, other leaders who report directly to the Chief Executive Officer and leaders who report directly to the Board of Directors;

(v)                                aiding the Board of Directors in setting and monitoring goals for the performance evaluation of those in charge of Vale’s Governance Office, Internal Auditing and Vale’s Ombudsman;

(vi)                             supporting the Board of Directors in the process of selecting and appointing the Chief Executive Officer, as well as evaluating the appointment, by the latter, of the other members of the Executive Board and other leaders who report directly to the Chief Executive Officer;

(vii)                          monitoring the development of the succession plan for the Executive Board and other leaders who report directly to the Chief Executive Officer, as well as their successors, and proposing improvements;

(viii)                       evaluating and recommending the adjustment to corporate governance best practices concerning the structure, size and composition of the Board of Directors and the Advisory Committees, as well as the balance of experiences, knowledge and diversity of the profiles of their members;

(ix)                             identifying and recommending potential candidates to be Board Members and also potential candidates to be members of the Advisory Committees;

(x)                                supporting the Chairman of the Board of Directors in organizing the process for performance evaluation of Vale’s Board of Directors and Advisory Committees;

(xi)                             preparing and approving an annual work plan of the Committee; and

(xii)                          proposing analysis and evaluation, as well as opining about other topics under its responsibility.

4.2                               The members of the Committee shall have access to all information and documents necessary to exercise their responsibilities.

4.3                               The Coordinator of the Committee shall be responsible for:

(i)                                    directing and coordinating the Committee’s work, including preparing opinions and minutes;

(ii)                                 preparing the annual calendar of ordinary meetings of the Committee and providing advance notice of such to Vale’s Board of Directors and Executive Board, as well as annually submitting the Committee’s work plan for the current fiscal year to the Board of Directors;

(iii)                              setting the agendas and inviting the members of the Committee, observing the provisions of Chapter V below;

(iv)                             coordinating the relationship and interaction with Vale’s Board of Directors and, when necessary, with the Executive Board, concerning the topics under the Committee’s responsibility, reporting its advancements during the meetings, upon request of the Chairman of the Board of Directors;

(v)                                inviting external participants to the Committee, although without the right to vote, who are external and/or Vale experts, to provide clarifications and contribute to the technical analysis of topics to be covered, observing any matters of conflict of interest; and

(vi)                             ensuring faithful compliance of these Internal Rules.

CHAPTER V - MEETINGS

5.1                               The Committee will meet, on an ordinary basis, in accordance with the approved annual calendar, and on an extraordinary basis, whenever necessary, upon providing notice of the meeting five (5) business days in advance.

5.1.1                    Notwithstanding the deadline for notice set forth above, a meeting at which all members of the Committee are present shall be considered valid.

5.2                               Providing notice to the Committee shall always be the Coordinator’s responsibility, who shall set the meetings’ agendas, in response to requests from the Board of Directors or of any member of the Committee or considering analysis of a proposal submitted by the Executive Board.

5.2.1                    Notice may be made through a governance portal or email, containing the meeting agenda and supporting materials, if applicable.

5.3                               The Committee’s meetings shall be conducted at Vale’s headquarters or at a location defined in advance by its members, and the members may participate by teleconference, video-conference or any other means of simultaneous communication that ensures effective participation in the meeting.

5.4                               The Committee’s meetings shall begin with the presence of the majority of its members.

5.5                               Each Committee meeting shall be recorded in minutes that (i) after having been read and approved by those present at the meeting, shall be forwarded to the Board of Directors at least three (3) days prior to the respective ordinary meeting; and (ii) shall be filed at the Company’s registered office.

5.5.1                    The opinions on the matters submitted for the analysis of the Committee shall be an integral part of the meeting’s minutes or, when sent subsequently, shall be read, approved and signed by those present at the meeting.

5.5.2                    The members of the Committee may record their notes and recommendations concerning the topics covered by the Committee in the meeting minutes and/or in the opinion.

5.6                               The members of the Committee may be requested to appear at meetings of the Board of Directors to provide clarifications about the opinions they have issued.

5.7                               The Committee shall have administrative support from Vale’s Corporate Governance Office, which shall be responsible for:

(i)                                    organizing the infrastructure of the Committee’s meetings;

(ii)                                 supporting the notice of meeting and distribution of the agenda and supporting material for the meetings;

(iii)                              acting as secretary for meetings, preparing a list of those in attendance, aiding in preparing the opinions and drawing up the respective minutes, collecting the signatures of all the participants on such documents, distributing them to the Board of Directors and filing them at the Company’s registered office;

(iv)                             supporting the Committee’s Coordinator in the relationship and interaction with the Board of Directors and, when necessary, with the Executive Board and other Vale employees, as the main point of contact concerning the topics under the Committee’s responsibility.

CHAPTER VI - LIABILITY AND DUTIES

6.1                               The members of the Committee undertake to comply with the By-Laws, the Code of Ethics and Conduct, the Policies on Transactions with Related Parties, Trading of Securities, Disclosure of Information, Anti-corruption and other applicable internal rules.

6.2                               The members of the Committee are subject to the same legal duties and liability as the administrators, under Law No. 6,404/1976, article 160, including the duty to inform the Board of Directors of the existence of any conflict of interest, as set forth in Vale’s Code of Ethics and Conduct and the Policy on Transactions with Related Parties.

6.3                               With respect to conflicts of interest, the members of the Committee shall, without any additional compensation, for a period of six (6) months after the end of their respective contracts, for any reason, refrain from acting as service providers, consultants, employees or under any other form of relation, with persons, companies and/or entities which may constitute a situation of conflict of interest, except with respect to activities conducted before and/or during the exercise of their duties as members of the Committee, judged by Vale to not be in conflict.

CHAPTER VII - ASSESSMENT

7.1                               The Committee shall annually conduct a performance self-assessment, the results of which shall be sent to the Board of Directors for its awareness.

7.1.1                    The Coordinator shall be responsible for coordinating the annual self-assessment process and for sending the respective results to the Board of Directors for its awareness.

CHAPTER VIII - AMENDMENT TO THE RULES

8.1                               Under Art. 19, §1 of the By-Laws, the rules concerning the workings of the Committees shall be defined by the Board of Directors.

8.2                               Any member of the Committee may suggest a discussion and amendment of these Internal Rules, at any time, upon verification of the need for their adjustment. This proposal for amendment shall be sent to the Compliance and Risk Committee, for subsequent appraisal of the Board of Directors, for its approval.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: October 17, 2018		Director of Investor Relations